UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 www.sec.gov

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MONTANA ACQUISITION CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities) NONE (CUSIP Number)

Michael H. Troso

 Montana Acquisition Corporation

217 Sand Dollar Road Indialantic, Florida 32903

(321) 508-3200

Telecopier: (312) 779-4015 E-Mail:mtroso@yahoo.com

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule (the "Schedule") because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Parties identified in 17 CFR 240.13d -7 are to be sent copies of this Schedule.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Taxpayer Identification No. 20-3520561

1.b.ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES. As of October 17, 20005, the Issuer's principal executive office is temporarily located at the office of (M.H.T. of Brevard, Inc.), a Florida corporation ("MHT") which is the direct beneficial owner of the Issuer, which has permitted the Issuer to use a portion thereof on a limited, informal, and month-to-month basis, without cost to the Issuer; provided, however, that MHT continues to remain the principal stockholder, in supermajority, of the Issuer. It is MHT's intention to locate a suitable office at which to conduct the Issuer's business within 60 (sixty) days from the date of the filing of this Schedule, or otherwise to secure a suitable accommodation the Issuer may utilize as its principal executive office in order to pursue the purposes stated to the Securities and Exchange Commission (the "Commission") in its prior filings therewith.

ITEM 2. IDENTITY AND BACKGROUND.

2.a.The name of the person filing this Schedule is Michael H. Troso (the Reporting Person).

2.b.The Reporting Person maintains an address at 217 Sand Dollar Road, Indialantic, Florida 32903.

Michael H. Troso has been engaged in international telecom engineering for 20 years, where he headed network design and implementation programs as well as serving as a project manager for various firms. Mr. Troso also developed a restaurant concept in Melbourne, Florida where his exemplary management of that concept resulted in a significant return on investment; after Mr. Troso's divestiture two years later, his return was approximately 500% to that of his original investment. Mr. Troso's current focus in respect of his personal investments and business operations is real-estate development, consisting of building, rehabilitating, and renting commercial and residential income properties in Brevard County, Florida. Mr. Troso's estimated current assets in these various endeavors are $2.5 million net of approximately $3 million in assets. Most recently, Mr. Troso is serving as the Chairman of the Board and Chief Executive Officer of M.H.T. of Brevard, a Florida Corporation ("MHT"), which is the direct beneficial owner of 95.0%, or 23,750, of the shares of the Issuer.

2.c.The Reporting Person did not directly purchase or otherwise acquire any shares of the Issuer's common voting equity securities; however, the Reporting Person is the owner of 50% of the total issued and outstanding shares of the common stock of M.H.T. of Brevard, Inc., a for-profit Florida corporation ("MHT"), which is the direct beneficial owner of approximately 95%, or 23,750, of the shares of the Issuer. Therefore, the Reporting Person did not directly expend any funds in the overall transaction that is the subject of this report, other than as reported or claimed elsewhere hereinunder.

2.d.Each of the Reporting Person and M.H.T. of Brevard, Inc. a Florida corporation ("MHT"), which is the direct beneficial owner of 95.0%, or 23,750, of the shares of the Issuer, is not and has not been the subject of any investigation, action, order, writ, or other judicial or disciplinary action by and court of competent jurisdiction or by any other body government or body judicial.

However, as required by the form that governs the preparation of this Report, the MHT's Chairman of the Board and Chief Executive Officer, Michael H. Troso, is subject to the disclosure items required by item 2(d) of Schedule 13D.

Criminal Action. Between November 25, 2000 and February 7, 2002, the State of Florida filed numerous criminal complaints against Mr. Troso.

Although none of the charges were classified as felony charges, the complaints and subsequent arrests did allege criminal activity under Florida Statutes 316.193(1), 796.07(2B), and 796.07 (2F). While the latter charge was adjudicated to a lesser traffic-related offense, the defendant was found guilty as the result of his entry of pleas of "not guilty" and/or nolo contendere to those charges.

Resultant Criminal Record. As the result of the adjudication of the criminal charges described hereinabove, Mr. Troso is not subject to supervised release or probation in the above-described action. He was required to pay total fines of $129 for the non-traffic-related charges and was required to serve probation until October 26, 2002, which he did without violation or incident thereunder.

2.e. During the five years preceding the date of the filing of this Schedule, MHT, nor any of its shareholders, senior executive officers, or directors have been the subject of any proceeding that has resulted in any decree or final order prohibiting or mandating each of MHT, each of MHT's senior executive officers, each of MHT's principal or controlling shareholders, and each of MHT's directors by cessating or desisting any of them from engaging in any activities with respect to any Federal or states securities laws.

It should be noted that none of the actions or the consequences or determinations resulting therefrom, which are stated hereinabove, could subject the Reporting Person, the Reporting Person's senior executive officers, the Reporting Director's, or the Reporting Person's principal shareholders, or the Issuer, to be deemed to fall within the interpretation or connotations associated with the negative distinctions of the disqualification provisions that are enumerated in 17 CFR 230.262.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person did not directly purchase or otherwise acquire any shares of the Issuer's common voting equity securities; however, the
Reporting Person is the owner of 50% of the total issued and outstanding shares of the common stock of M.H.T. of Brevard, Inc., a for profit Florida corporation ("MHT"), which is the direct beneficial owner of approximately
95% or 23,750 of the shares of the Issuer. Therefore, the Reporting Person did not directly expend any funds in the overall transaction that is the subject of this report.

ITEM 4.	PURPOSE OF TRANSACTION.

To the extent any of the statements made hereinbelow could be interpreted to constitute the view of the Issuer, the statements made hereunder by the Reporting Person, as the holder, in supermajority, of the common voting equity securities of the Issuer, may include "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (15

U.	S.C. 77z-2) and in Section 21E of the Securities Exchange Act of 1934 (15

U.	S.C. 78u-5), which are referred to as "statutory safe harbor" provisions.

Forward-looking statements are based upon the opinions and estimates of the Issuer's management (the Reporting Person serving, pro tem, as the sole member of the Issuer's senior executive management) at the time such statements are made. Every forward-looking statement is subject to inherent risks and uncertainties that could cause the actual results to differ materially from the plans, projections, or expectations expressed or implied by such statement at the time the statement was made. The Reporting Person (and the Issuer, to the extent the statement made hereinbelow are construed to be that of the Issuer's management) cautions the public not to place undue influence on these forward-looking statements, which speak only as of the date they were made and may not have been updated in further filings, schedules, or reports required to be filed with the Commission, or with any other body government.

Except for the factual historical information presented in this or in any amendment hereto, statements that may infer an impression of optimism about the Issuer's beliefs and expectations, expressed through words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "contemplates", "prospective", "attempt", "proposed", and similar expressions or terms, are intended to identify forward-looking statements.

Generally, the events that are proposed to occur as the result of the transaction reported on this Schedule are (i) to fortify the equity of the existing shareholders by marketing the Issuer as a suitable candidate to enter into a qualified business combination, (ii) to engage the Issuer in a suitable transaction, whereby, it would become engaged in an ongoing business and, thus, enhancing the existing shareholders' equity positions, and (iii) to remedy the Issuer's defaults under its reporting obligations to the Commission.

4.a.Approximately 95%, or 23,750, of the share's of the common voting equity securities of the Issuer were acquired by M.H.T. of Brevard, Inc., a Florida corporation ("MHT"). The Reporting Person is a 50% owner of MHT; thus as an indirect beneficial owner, he indirectly shares the power to direct the vote and indirectly shares the power to dispose of the Issuer's shares with MHT, and with MHT's remaining 50% shareholder, Michael P.

Grande. The Reporting Person has no knowledge of any commitment or proposal that would result in MHT, Mr. Grande, or the Reporting Person issuing, or causing the issuer to issue, any additional shares of the issuer's common stock.

4.b.The Reporting Person by his indirect beneficial ownership of the Issuer's shares, intends to influence the Issuer's Board of Directors to enter into and perform a share exchange agreement (more correctly in accordance with the General Corporation Law of Delaware, a merger agreement) with the shareholders of Zale Property, Inc., a Delaware corporation ("Zale"). The proposed share exchange will be submitted to Zale's shareholders on or about October 31, 2005, and, subsequently, upon its consummation will be reported to the Commission and to the public on Form 8-K and in accordance with Rule 425. It is expected that the share exchange and/or merger will be consummated on or about November 4, 2005; moreover, the Reporting Person intends to effect the share exchange as a corporate action by the Issuer's principal shareholder, MHT of Brevard, Inc., a Florida corporation ("MHT") by written consent without a meeting, thus, the subsequent effect of the action is intended to become effective 20 days from the date the Issuer files a report on schedule 14A or Schedule 14C, as may be applicable.

To the best of the Reporting Person's knowledge, as of the date hereof, the Issuer does not own shares of stock or membership units in any other corporation, limited liability company, partnership, joint venture, or in any other type of legally formed entity. However, it is the present intention of the Reporting Person to cause the Issuer to form and organize a for-profit corporation under Florida law, which shall be a wholly owned subsidiary of the Issuer. The Reporting Person expects this action to occur on or before November 15, 2005.

4.	c.The transaction reported on this Schedule does not involve the sale or transfer of any of the Issuer's assets.

4.d.The Reporting Person contemplates a change in the members of the Issuer's Board of Directors and in the Issuer's senior executive management, to become effective in due course following the date of this Schedule, and after (1) a special meeting of the Issuer's Board of Directors and (2) the action by written consent of the shareholders without a meeting.

As the result of the transaction reported on this Schedule, Randolph S. Hudson is no longer the principal shareholder of the Issuer; however, Mr. Hudson continues to represent the Issuer as its President, Chief Executive Officer, Secretary, Treasurer, and Chief Financial Officer. The Issuer expects that Mr. Hudson is going to be replaced as the Issuer's Chairman of the Board by Michael H. Troso (the Reporting Person), by his nomination to the Board of Directors. In addition, the Reporting Person has been nominated to serve on the Issuer's Board of Directors. The Issuer is timely required to report these events to the Commission and to the public, accordingly, on a Form 8-K Current Report. Consequently, it will be necessary for Issuer: to convene a special meeting of its Board of Directors to nominate and elect Mr. Troso and the Reporting Person to serve on the Issuer's Board, pending the ratification of the board's action by the Issuer's shareholders. As of the date hereof, the Reporting Person has no intention to further influence the issuer to change the number or term of the Issuer's Board of Directors.

4.e. While the Reporting Person has no intention to influence the issuer to change the dividend policy of the Issuer, M.H.T. of Brevard Inc., a Florida corporation ("MHT"), the acquirer and direct beneficial owner of 95% of the Issuer's common stock, does intend, in due course, following the date of this Schedule, to compel the Issuer, by and through the actions of its Board of Directors, to apply to the State of Delaware to amend its Certificate of Incorporation to change its authorized capital structure, which would result in the following authorized changes to the capital structure of the Issuer:

Class of Stock	Par Value per Share	Total Authorized Shares

Common
Stock	$0.001	250,000,000
Preferred
Stock	$0.001	50,000,000

(Presently, the Issuer is authorized to issue 50,000 shares of common stock, par value $0.001 per share, and no shares of preferred stock.)

4.f. As of the date hereof, M.H.T. of Brevard Inc., a Florida corporation ("MHT"), which is the direct beneficial owner of 95% of the Issuer's common stock, of which the Reporting Person is a 50% owner, and, as such, intends to compel the Issuer to change its business or corporate structure; namely, by forming and organizing a wholly owned subsidiary. To the best knowledge of the Reporting Person, the Issuer is not directly subject to any rule or regulation of the Investment Company Act of 1940.

4.g.As of the date hereof, the Reporting Person has no intention to compel or influence the Issuer by his indirect ownership hereinto amend its Certificate of Incorporation or to amend its Bylaws to impede the acquisition of control of the Issuer by any person or entity, with the exception of informing the Commission and the public of the statutory self-executing anti-takeover provisions set forth in the General Corporation Law of Delaware, under which statute the Issuer may rely on effecting a future action.

4.h.As of the date hereof, the Issuer has not issued any class of its securities, either in equity or in debt, or any debt instruments, trading on any national or regional exchange nor quoted on any electronic intermediary quotation system.

4.i. As of the date hereof, it is not the intention of the Reporting Person ,by his indirect ownership of approximately 47.5% of the Issuer's common stock, to compel or influence the Issuer to terminate its prior registration of its common voting equity securities and resultant obligations pursuant to section 12(g)(4) of the Act.

4.j.

(1)	Further Undertakings; SEC Reports and Filings. It is the reporting Person's intent to compel the Issuer to timely bring current all of its current, quarterly, transitional, periodic, and annual reports required to be filed by the Issuer pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934. Furthermore, as an obligation pursuant to 17 CFR 240.13d-7, a certified copy of this filing must be mailed to the Issuer at its principal executive office and to each exchange upon which the Issuer's securities are traded. Presently, the Issuer does not trade its securities on any national or regional exchange, nor on any intermediary or electronic quotation system.

This Schedule from time to time may be amended by the Reporting Person to include further information regarding the matters subject herein.

(2)	Further Registration of the Issuer's Securities. It is the Reporting Person's intention, by his direct ownership of 50% of M.H.T. of Brevard, Inc., a Florida corporation ("MHT"), which is the direct beneficial owner of 95% of the Issuer's common stock, to cause the Issuer to file a post-effective amendment with the Commission and, thereafter, to register its common stock on a Form 8-A Registration Statement under the Securities Exchange Act of 1934 (the "Exchange Act"). The post-effective amendment on Form SB-2/A will reflect the Issuer's increase in its authorized capital, in order to perfect the prior registration of its securities on Form SB-2 on September 20, 2000 and to further register the Issuer's Securities under the Exchange Act in order to permit the Issuer to permit its securities to be quoted on an electronic intermediary quotation system or to permit the Issuer to trade its securities on a regional or national stock exchange.

(3)	Conveyance to Issuer of Select Assets. It is the present intention of the Reporting Person, by and through M. H. T. of Brevard, Inc., a Florida corporation ("MHT"), which is the owner of 95% of the Issuer's common stock, to transfer and convey to the Issuer one parcel of residential income property, which the Issuer expects to possess a current market value of not more than $200,000. The property is commonly located at 1503 Welcher Road in Arcadia, Wayne County New York. The Issuer expects the Reporting Person will complete the conveyance not later than November 15, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

5.a.

(1)	Issuer's Capitalization. The Issuer has authorized 50,000 shares of common stock, par value $0.001 per share, and is not authorized to issue any shares of preferred stock.

(2)	Acquisition by Reporting Person. Under this Schedule, the Reporting Person is disclosing his indirect ownership of 11,875 shares of the Issuer's common stock, par value $0.001 per share, which equates to 47.5% indirect ownership of the Issuer's total issued and outstanding Shares of common stock.

The Reporting Person did not directly purchase or otherwise acquire any shares of the Issuer's common voting equity securities; however, the Reporting Person is the owner of 50% of the total issued and outstanding shares of the common stock of M. H. T. of Brevard, Inc., a for- profit Florida corporation ("MHT"), which is the direct beneficial owner of approximately 95%, or 23,750, of the shares of the Issuer. Therefore, the Reporting Person did not directly expend any funds in the overall transaction that is the subject of this report.

(3)	Voting Groups. The Reporting Person is not a member of any voting group and he indirectly owns Shares disclosed in this Schedule.

5.b.

(1)	The Reporting Person has the indirect shared power to vote, or to direct the vote, and the indirect power to dispose of, or indirectly to direct the disposition of, 11,875 Shares of the Issuer's Common Stock.

(2)	The Reporting Person's shares his power to vote with M.H.T. of Brevard, Inc., a Florida corporation ("MHT"), which is the direct beneficial owner of 95% of the Issuer's common stock, of which the Reporting Person is directly a 50% owner of MHT's common stock. Thus, in addition to claiming indirect ownership of 47.5%, or 11,875, Shares of the Issuer's securities, the Reporting Person shares his power to vote with, and with Michael P. Grande, the direct owner of 50% of MHT's common stock.

5.	c.With the single exception of the overall transaction being reported on this Schedule, neither the Issuer nor the Reporting Person have been involved in, nor that have been the subject of, any transaction involving the Issuer's securities during the 60 (sixty) days prior to the date of this Schedule.

5.	d.The Reporting Person knows that M.H.T. of Brevard, Inc., a Florida corporation ("MHT"), is the direct owner of 95% of the Issuer's common stock, has the power to receive and has the power to direct the right to receive, and has the power to direct the right to receive, dividends from the Issuer, and from the proceeds from the sale of the Issuer's securities, which are the subject of this report. In addition, Michael P. Grande, the direct owner of 50% of MHT's common stock, also shares the indirect power to receive, dividend's from the Issuer, and from the proceeds from the sale of the Issuer's securities, which are the subject of this report, As of the date of this Schedule, the Reporting Person is not entitled under any right, option, agreement, warrant, or other instrument to acquire additional underlying securities in the Issuer, nor is any person or entity the holder of any agreement that confers upon any person or entity any right or option to acquire additional underlying securities of the Issuer or of the Reporting Person.

ITEM 6.	CONTRACTS,	ARRANGEMENTS,	UNDERSTANDINGS	OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Prior to the admission's contained in this item sixth, readers should be informed of the Reporting Persons relationship to the issuer and by the fact the Reporting Person has an indirect personal liability in respect of the certain obligations of M.H.T. of Brevard, Inc. , a Florida corporation ("MHT"), which directly owns 95%, or 23,750, of the share's of the Issuer. The Reporting Person directly owns 50% of MHT; thus, he has an indirect liability in the assumption and assignment transaction that promulgated MHT's acquisition of the Issuer's shares (and disclosed in sections of this report), as the owner of one half of MHT, the Reporting Person shares his liability, in view of MHT's acquisition, with Michael P. Grande, a one-half owner of MHT. To these ends, the statements herein below are made in view of (a) MHT's acquisition of the Issuer and (b) the Reporting Persons direct ownership in MHT and his rights and privilege's in the Issuer by his indirect ownership therein.

6.a.Indemnification of the Reporting Person and the Seller.

The readers hereof should be informed that insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers, controlling persons, and beneficial owners of the Issuer, the Reporting Person and the Issuer have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Issuer of expenses incurred or paid by a director, officer, controlling person, or beneficial owner of the Issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, controlling person, or beneficial owner in connection with the transaction reported on this Schedule, the Issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Notwithstanding the statement hereinabove, as provisions to that certain Common Stock Purchase Agreement (more fully described in Item 1 hereof), the following events have occurred:

(1)	Under the terms and provisions that govern the assignment and assumption transaction, the original seller of the Issuer's securities, Leslie M. Apple, agreed to indemnify and hold the original purchaser, Randolph S. Hudson, and his subsequent successor, M. H. T. of Brevard, Inc. (it's officers, directors (of which the Reporting Person is a 50% owner), its counsel, and his and its agents, respectively, harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (I) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of seller contained in that certain Common Stock Purchase Agreement or of the Issuer contained in that certain Common Stock Purchase Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the Issuer which arose prior to the closing of the transaction, which is the subject of the transaction reported in this Schedule; provided, however, the seller's and the Issuer's maximum joint (total) liability pursuant to that certain Common Stock Purchase Agreement, or otherwise, shall be the total cash payments actually received by seller from MHT pursuant to that certain Common Stock Purchase Agreement and under the promissory note, which was issued in conjunction with that certain Common Stock Purchase Agreement; and

(2)	It could be interpreted that under certain Common Stock Purchase Agreements, by his indirect ownership of MHT, the Reporting Person indirectly agreed to indemnify and hold the seller and his heirs, successors and assigns harmless against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (I) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of MHT contained in that certain Common Stock Purchase Agreement, in that certain Pledge Agreement, and under that certain Note, all of which were assigned by Mr. Hudson to MHT, the securities of which are and being reported on this Schedule.

The indemnification provisions described hereinabove shall only apply to a claim, which is commenced or threatened within one year from the closing date of the transaction that is being reported in this Schedule.

6.b.Due-Diligence by Purchaser. MHT was given a full opportunity to ask questions of, and to receive answers from, the officers, agents, and representatives of the seller and of the Issuer concerning the financial condition and the corporate history and status of the Issuer and to obtain such other information that MHT and its professional advisors desired in order to evaluate the purchase of the Issuer's common voting equity securities, which are the subject of the transaction that is being reported on this Schedule. All such questions were answered to the full satisfaction of MHT.

6.c. Purchaser's Acknowledgment of Risks. MHT acknowledged that; on the date it consummated the purchase of the Issuer's securities it understood: the Issuer was not conducting business, other than to seek a business combination with a qualified entity; the Issuer had no assets; that in purchasing the Issuer's common voting equity securities, it was making a highly speculative and risky investment; and that it may lose its entire investment in the securities of the Issuer. As the holder-in-supermajority of the Issuer's common voting equity securities following the closing of the transaction that is being reported on this Schedule, MHT understood that the Issuer is obligated to file quarterly, annual, transitional, and current reports with the Commission and that the Issuer is delinquent in its filings under its reporting obligations to the SEC.

6.d.Purchaser's Agreement to Remedy Issuer's Failure to Report. As a provision of that certain assumption of the common stock purchase agreement (more fully described in Item 1 hereof), following the satisfactory closing of the stock sale and purchase transaction, Mr.

Hudson agreed to compel the Issuer to timely bring current all of its quarterly, transitional, and annual reports, which were required to have been filed by the Issuer with the Commission from the date the Issuer became subject to the reporting requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934.

6.e. The Reporting Person named hereinabove has the indirect shared power to (1) vote or direct the vote of 11,875 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock), (2) indirectly dispose of or to direct the disposition of 11,875 shares, par value $0.001 per share, of the Issuer's common voting equity securities (the Issuer's common stock), and (3) shares his power to vote or to direct the vote and shares his power to dispose of or to direct the disposition of any of the shares that he indirectly owns.

6.	f.The most recent transaction regarding the Issuer's securities, which is the subject of the report being filed on this Schedule is:

	(1)	Acquisition of Issuer's Securities by Transfer. The acquisition of 23,750 shares of the Issuer's common stock, par value $0.001 per share; whereby, MHT and Randolph S. Hudson, the Issuer's senior executive officer, entered into a private securities transaction, whereby, Mr.

Hudson transferred his certificate representing 23,750 shares of the Issuer's common stock (or approximately 95%) under an assignment and assumption transaction. MHT agreed to perform on the existing liabilities of Mr. Hudson to Leslie M. Apple, a predecessor shareholder of MHT, and, among the assignment and assumption documents, it is MHT's obligation to perform on that certain common stock purchase agreement, dated January 24, 2005, by and between

Randolph S. Hudson, as the purchaser, and Leslie M. Apple, as the seller.

(2)	Payment for Stock in the Issuer. Among other things, MHT's assumption of that certain common stock purchase agreement required MHT to assume a negotiable non-interest bearing Promissory Note, which is payable to Mr. Apple, in principal the sum of $90,000, to serve as full and complete payment for the Shares subject hereof. MHT is required to pay Mr. Apple said sum on or before February 28, 2006, by virtue of the terms of a negotiable promissory note, unless it and Mr. Apple agree, by amendment, to more suitable terms.

(3)	Pledge of Shares as Security for Payment. In the event MHT does not timely pay, Mr. Apple said sum on or before said date, Mr. Apple may reclaim those certain shares of the Issuer pursuant to a Pledge with the Common Stock Purchase Agreement and the Promissory Note. (A representative EDGAR copy of the Pledge and Security Agreement is annexed as an exhibit hereto.) Under that certain Pledge Agreement, Mr. Hudson maintains all voting rights on the Issuer's Shares, until his payment of the obligation represented by that certain Note, unless an extension has been granted by the holder thereof, or until his default thereunder. In the event Mr. Hudson permanently defaults on his obligation to Mr. Apple, and, if Mr.

Apple does not forbear any immediate collection proceedings under the obligation by permitting Mr. Hudson to amend the terms of the Note and the Pledge Agreement, the Issuer's Shares, and all rights thereunder, shall revest in Mr. Apple.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS. There are no materials are filed as exhibits to this Schedule:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct. I am aware, by the Commission's notice, that intentional misstatements or omissions of fact constitute Federal criminal violations in accordance with 18 U.S.C. 1001.

DATED: October 28, 2005